Mail Stop 3561

March 1, 2010

David Miller
President and Chief Executive Officer
Monarch Investment Properties, Inc.
1801 N. Military Trail
Suite 203
Boca Raton, FL 33431

> **Re:** **Monarch Investment Properties, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2009**
> **Filed August 17, 2009**
> **File No. 000-52754**

Dear Mr. Miller:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended June 30, 2009

Item 5. Market for Common Equity and Related Stockholder Matters

1. Please revise your filing to include the information required by Item 201(b)(1) of Regulation S-K. Please see Item 5(a) of Form 10-K.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 15

2.   Please revise to provide a statement identifying the framework used by
        management (e.g. COSO) to evaluate the effectiveness of your internal control
        over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Item 11 Executive Compensation

3.   We note that you pay a monthly management fee of $500 to Strategic for services
        performed and that Strategic is controlled by your president. It appears that the
        payments to Strategic may be indirect compensation to Mr. Miller. We direct
        your attention to Item 402(a)(2) of Regulation S-K, which indicates that all
        compensation should be included in this disclosure, including transactions
        between the company and a third party where a purpose of the transaction is to
        furnish compensation to a named executive officer or director. Please revise to
        provide the disclosure required by Item 402 of Regulation S-K or advise why you
        believe disclosure is not required.

Item 13. Certain Relationships and Related Transactions and Directors Independence

4.   We note your disclosure on page 10 that you "currently expect that loans from our
        stockholders may be a continuing source of liquidity to meet our obligations."
        We also note the affiliated party debt transactions discussed in footnote seven to
        the financial statements. Please revise your filing to include all of the information
        required by Item 404 of Regulation S-K. In addition, please revise your filing to
        include the information required by Item 407(a) of Regulation S-K. Please see
        Item 13 of Form 10-K.

Signatures

5.   We note that a majority of your board of directors did not sign your filing. Please
        amend your filing so that it complies with General Instruction D.(2)(a) of Form
        10-K.

Section 302 Certification

6.   We note that your Section 302 certifications do not comply with the language
        required by Item 601(31) of Regulation S-K in the following respect:

        •   The head note to paragraph 4 does not include a reference to internal control
            over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
            15(f)); and

- Reference to "small business issuer" was made in place of using "the registrant" in paragraphs three, four, and five.

  Please confirm to us in future filings, including any amendment to this Form 10-K, that you will revise your certifications to address the matter noted above.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director